Shareholder Meeting Results (unaudited)

The Special Meeting of the Sole Shareholder of Aquila Three Peaks High Income Fund (the 'Fund') was held on May 24, 2006. The sole holder of shares representing 100% of the total net asset value of the shares entitled to vote was present in person. At the meeting, the following matters were voted upon and approved by the sole shareholder (the resulting votes for each matter are below).

				Votes Cast

1. Approval of amended Advisory Agreement

		1,002		         0			        0
		---------		-------------		------------
		FOR		AGAINST		ABSTAIN

2. Approval of amended Sub-Advisory Agreement
3.
		1,002		         0			        0
		---------		-------------		------------
		FOR		AGAINST		ABSTAIN


4. Approval of a new Distribution Plan and Distribution Agreement


		1,002		         0			        0
		---------		-------------		------------
		FOR		AGAINST		ABSTAIN